SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 12b-25

Commission File Number 1-11750

NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K	[ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q

[ ] Form N-SAR [ ] Form N-CSR
For Period Ended:	January 31, 2003
[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:             Aerosonic Corporation

Former name if applicable:             N/A

Address of principal executive office (Street and number):             1212 North Hercules Avenue

City, state and zip code:             Clearwater, Florida 33765

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if necessary.)

On March 17, 2003, the Registrant announced that it had discovered apparent discrepancies relating to previously reported financial information for the Registrant’s fiscal years ended January 31, 2001 and 2002 and its first two fiscal quarters for the fiscal year ended January 31, 2003. The Registrant further announced that it was continuing to review those and other matters which may require adjustment, both for the time periods identified above, as well as other periods. The Registrant is working with its independent auditors, outside counsel and others to examine these matters. While the Registrant is seeking to resolve this examination as promptly as possible, the extensive research, review, analysis and related work required to quantify and correct errors in the above referenced financial information and any other matters that may come to the Registrant’s attention has extended the duration of the Registrant’s audit and the preparation of its financial statements for the fiscal year ended January 31, 2003. Accordingly, the Registrant will not file its annual report on Form 10-K (which was due on May 1, 2003) at this time. The Registrant intends to file such annual report as soon as reasonably practicable.

The statements above regarding matters which may require adjustment, the nature and duration of the Registrant’s inquiry into apparent discrepancies in previously reported financial information and other matters, the potential adjustment to financial information, and the filing of the Registrant’s annual report on Form 10-K are “forward looking” within the meaning of the securities laws and regulations. Such forward looking statements involve a number of risks, uncertainties and other factors that may cause actual results to differ materially.

PART IV

OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

David A. Baldini	(727)	461-3000
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [  ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to provide a reasonable estimate of its results of operations for the fiscal year ended January 31, 2003 or a comparison of those results to the fiscal years ended January 31, 2001 and 2002 for the reasons enumerated below.

As stated in Part III above and as previously announced, the Registrant is examining apparent discrepancies in previously reported financial information and other matters that may come to its attention. Among the apparent discrepancies being examined are apparent discrepancies in previously reported financial information for the fiscal years ended January 31, 2001 and 2002 and the first two fiscal quarters of the fiscal year ended January 31, 2003. Furthermore, as a result of such examination, the Registrant’s audit for the fiscal year ended January 31, 2003 and the related financial statements have not been completed.

AEROSONIC CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 2, 2003	By:	/S/ DAVID A. BALDINI

David A. Baldini, President & Chief Executive Officer